Exhibit 99.1

Ellomay Capital Reports an Update to the Standard & Poors Maalot Rating

Tel-Aviv, Israel, November 14, 2017 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced that Standard & Poors Maalot Ltd. (“Maalot”) updated on November 13, 2017 the rating of the Company and of the Company’s Series A and Series B Nonconvertible Debentures traded on the Tel Aviv Stock Exchange from “ilA-” with a “Negative” outlook to “ilBBB+” with a “Stable” outlook.

The rating report (issued in Hebrew) is available at: http://www.maalot.co.il/Publications/3781/FREll20171113171849.pdf. In its report, Maalot notes, among other things, that the rating downgrade is based on Maalot’s expectation that the Company will present an FFO to adjusted debt ratio in the range of 9%-12% in the upcoming years, following the 2016 FFO to adjusted debt ratio of approximately 5%, which was due to a decrease in radiation and an increase in expenses. Maalot notes further that it expects an improvement of this ratio in the upcoming years as a result of the return of the photovoltaic radiation levels in Italy and Spain to the historic levels and the introduction of additional projects to the Company’s portfolio. Maalot notes that its projections concerning future FFO to adjusted debt ratio are based on the uncertainty around the spot prices in Italy and Spain, which represent up to approximately 20% of the Company’s revenues from these countries, and the the Talmei Yosef project, which while contributing additional income is also significantly leveraged. Maalot notes in its report that based on its criteria the Company’s liquidity level is appropriate.

Pursuant to the terms of the Company’s Series B Debentures, this rating downgrade triggers an increase of 0.25% in the annual interest rate payable on the principal of these Debentures as will be more fully described in a Form 6-K furnished to the Securities and Exchange Commission on November 14, 2017. The annual interest rate payable on the principal of the Company’s Series A Debentures will remain unchanged.

The foregoing is only a general description of certain issues raised in the rating report and you are urged to read the rating report in its entirety. An unofficial translation to English of the Maalot report will be uploaded to the “Investor Relations” section of the Company’s website.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Debentures.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay is in a period of meaningful expansion and investments in new projects. This period is characterized by increased financing that is expected to be followed by an increase in income. Maalot’s rating downgrade was based on assumptions that are not consistent with the expectations of Ellomay’s management, and Ellomay will continue to strive to improve its debt rating based on its operations and projections.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com